Exhibit 99.1

ZTO Express (Cayman) Inc. Announces Results of Extraordinary General Meeting

SHANGHAI, April 14, 2023/PRNewswire/ – ZTO Express (Cayman) Inc. (NYSE: ZTO and HKEX: 2057), a leading and fast-growing express delivery company in China (“ZTO” or the “Company”), today announced that each of the following proposed resolutions submitted for shareholder approval have been adopted at its extraordinary general meeting of shareholders held in Hong Kong today:

1.

as an ordinary resolution: To grant a general mandate to the directors to issue, allot, and deal with additional class A ordinary shares of the Company not exceeding 20% of the total number of issued and outstanding shares of the Company as at the date of passing of this resolution;

2.

as an ordinary resolution: To grant a general mandate to the directors to repurchase shares of the Company not exceeding 10% of the total number of issued and outstanding shares of the Company as at the date of passing of this resolution;

3.

as an ordinary resolution: To extend the general mandate granted to the directors to issue, allot and deal with additional shares in the capital of the Company by the aggregate number of the shares repurchased by the Company;

4.

as a special resolution: THAT the third amended and restated memorandum and articles of association be amended and restated in their entirety and by the substitution in their place of the fourth amended and restated memorandum and articles of association in the form as set out in Appendix II to the circular of the Company dated March 6, 2023 (the “Circular”) with effect from the Effective Date (as defined in the Circular) and THAT the board of directors be authorized to deal with on behalf of the Company the relevant filing and amendments (where necessary) procedures and other related issues arising from the amendments to the Articles of Association (as defined in the Circular).

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. (NYSE: ZTO and SEHK: 2057) (“ZTO” or the “Company”) is a leading and fast-growing express delivery company in China. ZTO provides express delivery service as well as other value-added logistics services through its extensive and reliable nationwide network coverage in China.

ZTO operates a highly scalable network partner model, which the Company believes is best suited to support the significant growth of e-commerce in China. The Company leverages its network partners to provide pickup and last-mile delivery services, while controlling the mission-critical line-haul transportation and sorting network within the express delivery service value chain.

For more information, please visit http://zto.investorroom.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about ZTO’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in ZTO’s filings with the SEC. All information provided in this press release is as of the date of this press release, and ZTO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor inquiries, please contact:

ZTO Express (Cayman) Inc.

Investor Relations

E-mail: ir@zto.com

Phone: +86 21 5980 4508

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